FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

03 NOV 10 AM 7:21

FOSTER'S GROUP
Inspiring Global Enjoyment

03037213

Fosters Brewing Group

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 7

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

11/10

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

6 November, 2003

Foster's Announces Off-Market Share Buy-Back

Foster's Group Limited (Foster's) today announced an off-market Buy-Back tender ("the Buy-Back") of between $700 million and $900 million, approximately 6.5% to 8.5% of Foster's issued capital, subject to the Buy-Back Price.

This major capital management initiative follows the recent conversion of 89.3% of the company's US$400 million convertible bond issue and the receipt of approximately $1.35 billion in net proceeds from the initial public offering ("**IPO**") of Australian Leisure & Hospitality ("**ALH**") and Australian Leisure and Entertainment Property Group ("**ALE**").

These two events, combined with the strong underlying cash generation of the group, have resulted in a level of capital that exceeds the group's current requirements.

The Board considers that a Buy-Back is a responsible and efficient way to return funds to shareholders and manage the company's capital structure while increasing earnings per share. The planned off-market Buy-Back, combined with the on-market buy-back announced on 1 October 2003, will enable the company to repurchase approximately 204.9 million shares, representing up to 10% of the lowest number of shares on issue in the past 12 months.

The Buy-Back is open to all Foster's shareholders registered as at Monday, 17 November 2003 and participation is optional. Under the tender process, all shareholders eligible to participate in the Buy-Back will be able to tender all or some of their shares at specified prices in the range $4.00 to $4.90 or as a Final Price Tender, being the price within the range that is determined by the company as the Buy-Back Price.

The top of the range represents approximately a 7.2% premium and the bottom of the range a 12.5% discount to the closing price of Foster's shares on Wednesday, 5 November 2003. The Buy-Back Price will be the lowest price in the range that enables Foster's to repurchase the number of shares it determines to buy-back. Only shares tendered at or below the Buy-Back Price and Final Price Tenders will be bought back at the Buy-Back Price, subject to any required scaleback. All shareholders whose Tenders are successful will receive the same Buy-Back Price.

If the total number of Shares tendered at or below the Buy-Back Price (including under Final Price Tenders) is greater than the number of Shares which Foster's wants to buy back, Foster's will scale back Tenders.

The scale back mechanism will not apply to a Shareholder who tenders all of their Shares at or below the Buy-Back Price or as a Final Price Tender, and who has a Small Holding (500 or fewer Shares) as a result of the scale back.

No brokerage is payable by shareholders who choose to participate in the Buy-Back.

While Foster's intends to repurchase between $700 to $900 million worth of shares (approximately 6.5% to 8.5% of issued capital subject to the Buy-Back Price), it may choose to buy back a lower value of shares or no shares at all depending on the Tenders lodged by shareholders, prevailing market conditions and having regard to the interests of all shareholders, including those who choose not to participate in the Buy-Back.

Participation in the Buy-Back is optional and shareholders are advised to obtain their own financial, taxation and other professional advice on the implications of participating in the Buy-Back for their particular circumstances. For shareholders who successfully tender their shares, the Buy-Back Price will comprise a capital component of $1.81 per share with the balance being a fully franked dividend.

The on-market Buy-Back programme announced by the company on 1 October 2003 of up to 40 million shares has been suspended until after the completion of the off-market share Buy-Back. As at 5 November 2003, 14.7 million shares had been repurchased at an average price of $4.52 per share.

The timetable for the Buy-Back is outlined below. The full terms and conditions of the Buy-Back will be contained in a Buy-Back Tender booklet which will be posted along with a personalised tender form to all shareholders between 20-23 November 2003. A copy of the Buy-Back Booklet will be available on the Foster's website www.fostersgroup.com from about 20 November 2003.

Foster's President and CEO, Ted Kunkel said: "The Buy-Back reinforces the group's commitment to return excess funds to shareholders in the absence of a strategically aligned, value-accretive investment opportunity. On completion of the current Buy-Back activities, Foster's will remain conservatively geared at an estimated net debt to book equity level of 35%. As such, Foster's will have the capacity to consider additional capital management activities in the absence of an appropriate investment opportunity, and dependent on market conditions."

Buy-Back Timetable

Event	Date
Determination of Shareholders eligible to participate in the Buy-Back*	Monday, 17 November 2003
Mailing of Buy-Back booklet to Shareholders commences	Thursday, 20 November 2003
Mailing of Buy-Back booklet to Shareholders completed	Sunday, 23 November 2003
Tender Period opens	Tuesday, 25 November 2003
Tender Period closes. Tenders must be received by the Registry no later than 5pm Melbourne time	Friday, 19 December 2003
Announcement of the Buy-Back Price and the number of Shares bought back	No later than Tuesday, 23 December 2003
Dispatch of cheques and direct crediting of bank accounts for Buy-Back proceeds to participating Shareholders	No later than Tuesday, 6 January 2004

*Eligible Foster's Shareholders are those Shareholders appearing on the Foster's register of members at 5pm AEST on 17 November 2003. Accordingly, the last day on which an investor could buy Foster's shares in the normal course of trading and settlement on CHESS, in order to appear on the register, is Monday, 10 November 2003.

Foster's has appointed Goldman Sachs JB Were as financial adviser on the Buy-Back.

For further information on the Buy-Back, Shareholders can call the Foster's Buy-Back inquiry line on 1300 134 708 (within Australia) or +613 9649 5022 (outside Australia) or visit the Foster's website at www.fostersgroup.com

***

For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

Investor Relations
Robert Porter
Tel: +613 9633 2560
Mob: 0407 391 829

Important Note

Due to the operation of the '45 day rule' and 'related payments rule' (as legislated under Australian tax law), Shareholders who participate in the Buy-Back and who acquire their Foster's shares on or after 6 November 2003 may not be entitled to the franking credits and tax offsets they otherwise would receive in relation to the franked dividend component of the Buy-Back Price. This is on the basis that it is currently expected that the Buy-Back Price and any scale back will be determined on 21 December 2003 and, as a result, a Shareholder who acquires Foster's shares on or after 6 November, 2003 and subsequently sells these shares in the Buy-Back will not have held those shares 'at risk' for 45 days or more (excluding the date of acquisition and the date of disposal).

In addition, some participating Shareholders who have acquired their Foster's shares before 6 November 2003 may also be denied the benefit of the tax offsets and franking credits, depending on their own particular circumstances.

Shareholders should seek advice as to the taxation consequences for them of participating in the Buy-Back.

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified)
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	2,202,180,718
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	See this morning's announcement (6 November 2003)

On-market buy-back

9	Name of broker who will act on the company's behalf	-
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	-
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	-
13	If the company intends to buy back shares if conditions are met - those conditions	-

Employee share scheme buy-back

14	Number of shares proposed to be bought back	-
15	Price to be offered for shares	-

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	-
17	Number of shares proposed to be bought back	-
18	Price to be offered for shares	-

Equal access scheme

19	Percentage of shares proposed to be bought back	Up to approximately 8.6% of current issued capital depending on the final buy-back price and the amount determined to be bought back
20	Total number of shares proposed to be bought back if all offers are accepted	Up to approximately 190.2 million shares depending on the final buy-back price and the amount determined to be bought back.
21	Price to be offered for shares	Price will be determined through a tender process (see announcement 6 November 2003).
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Monday, 17 November 2003

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 6 November 2003
(Assistant Company Secretary)

Print name: Robert Dudfield

== == == == ==

+ See chapter 19 for defined terms.